Filed Pursuant to Rule 424(b)(3)
Registration No. 333-158111

GRUBB & ELLIS HEALTHCARE REIT II, INC.

SUPPLEMENT NO. 7 DATED APRIL 9, 2010
TO THE PROSPECTUS DATED AUGUST 24, 2009

This document supplements, and should be read in conjunction with, our prospectus dated August 24, 2009 relating to our offering of 330,000,000 shares of our common stock, as supplemented by Supplement No. 1 dated October 29, 2009, Supplement No. 2 dated November 9, 2009, Supplement No. 3 dated December 16, 2009, Supplement No. 4 dated January 20, 2010, Supplement No. 5 dated February 12, 2010 and Supplement No. 6 dated March 15, 2010. Unless otherwise defined in this Supplement No. 7, capitalized terms used have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 7 is to disclose:

•	the status of our public offering;

•	the satisfaction of the obligations of an affiliate of our advisor to Healthcare Trust of America, Inc.; and

•	our acquisition of the Center for Neurosurgery and Spine in Sartell, Minnesota.

Status of our Public Offering

We commenced our initial public offering of shares of our common stock on August 24, 2009. As of March 26, 2010, we had received and accepted subscriptions in our offering for 3,872,523 shares of our common stock, or approximately $38,623,000, excluding shares of our common stock issued pursuant to our distribution reinvestment plan. As of March 26, 2010, 296,127,477 shares remained available for sale to the public pursuant to our offering, excluding shares available pursuant to the distribution reinvestment plan. We will sell shares of our common stock in our offering until the earlier of August 24, 2011, unless extended by our board of directors for an additional year or as otherwise permitted under applicable law, or the date on which the maximum offering amount has been sold.

Satisfaction of Obligations to Healthcare Trust of America, Inc.

Pursuant to an amended and restated advisory agreement, dated November 14, 2008, Grubb & Ellis Realty Investors, LLC, an affiliate of our advisor, had agreed that in the event that it identified an opportunity to make an investment in one or more office buildings or other facilities for which greater than 50% of the gross rentable space at such office buildings or facilities was leased to, or was reasonably expected to be leased to, one or more medical or healthcare-related tenants, which we refer to as qualified investment opportunities, Healthcare Trust of America, Inc. (formerly Grubb & Ellis Healthcare REIT, Inc.) would have the first opportunity to invest in such qualified investment opportunities. Such right of first refusal was to remain in effect so long as monies raised for Healthcare Trust of America, Inc. by an affiliate of our advisor were available for funding new acquisitions of qualified investment opportunities by Healthcare Trust of America, Inc.

Our sponsor and its affiliates have notified Healthcare Trust of America, Inc. that the obligation to present qualified investment opportunities pursuant to this right of first refusal has been satisfied and is no longer applicable. Therefore, the right of first refusal is no longer a consideration for our advisor’s or its affiliates’ identification of suitable investment opportunities for us.

Accordingly, the twelfth bullet point of the “Prospectus Summary — Summary Risk Factors” section beginning on page 5 of the prospectus, the “Risk Factors — Risks Related to Conflicts of Interest — We will rely on our advisor and its affiliates as a source for all or a portion of our investment opportunities. Grubb & Ellis Realty Investors, an affiliate of our advisor, has entered into an agreement with Healthcare Trust of America, Inc. (formerly Grubb & Ellis Healthcare REIT, Inc.) pursuant to which Healthcare Trust of America, Inc. will have a right of first refusal with respect to certain investment opportunities identified by Grubb & Ellis Realty Investors” section on page 34 of the prospectus and the “Conflicts of Interest — Healthcare Trust of America, Inc. (formerly Grubb & Elis Healthcare REIT, Inc.)” section beginning on page 109 of the prospectus, are all hereby deleted in their entirety.

Acquisition of the Center for Neurosurgery and Spine

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary — Description of Investments” section on page 6 of the prospectus and the “Investment Objectives, Strategy and Criteria — Real Estate Acquisitions” section beginning on page 80 of the prospectus:

On March 31, 2010, we, through our wholly owned subsidiary, G&E Healthcare REIT II Sartell MOB, LLC, acquired the Center for Neurosurgery and Spine, located in Sartell, Minnesota, or the Center for Neurosurgery and Spine property, from Stingray Properties, LLC, or the seller, an unaffiliated third party, for a purchase price of $6,500,000, plus closing costs.

Financing and Fees

We financed the purchase of the property by taking title subject to the seller’s secured loan from Wells Fargo Bank, N.A., or Wells Fargo, in the original principal amount of $4,000,000, which has an outstanding principal balance of $3,341,000. We financed the remaining balance of the purchase price using cash proceeds from our offering. In connection with the acquisition, we paid Grubb & Ellis Equity Advisors, LLC, the managing member of our advisor, an acquisition fee of $179,000, or 2.75% of the purchase price. Additionally, pursuant to a separate agreement to which we were not a party, in connection with the completion of the sale of the Center for Neurosurgery and Spine property, the seller paid a real estate broker of Grubb & Ellis Company, our sponsor, $130,000, or 2.0% of the purchase price, as a commission for real estate brokerage services.

The material terms of the seller’s secured loan and interest rate swap from Wells Fargo and our agreements with the seller and Wells Fargo, provide for: (i) monthly payments of principal and interest due on the 15th day of each month during the term of the loan; (ii) a maturity date of August 15, 2021; (iii) an effective fixed interest rate of 6.0%; (iv) a default interest rate of 4.0% per annum above the fixed interest rate of 6.0%; (v) a late fee of 5.0% of the past due payment amount for any payment not received within five days of the scheduled due date; (vi) our maintenance of a minimum occupancy rate at the Center for Neurosurgery and Spine property of no less than 60.0% as of the end of each year beginning December 31, 2010 until the loan is paid in full and either: (a) our maintenance of an occupancy of no less than 90.0% as of the end of each year beginning December 31, 2010 until the loan is paid in full or (b) our payment and maintenance of $250,000 into an account to be held by Wells Fargo for so long as such occupancy rate is less than 90.0%; (vii) an establishment of a replacement reserve fund for the funding of capital replacements throughout the loan term with an annual deposit made by us of $38,000, which commenced on March 31, 2010 and shall be payable thereafter within 30 days of the end of each fiscal year until the loan is paid in full; provided, however, that the annual deposit shall be reduced by an amount so that the balance of the fund at the time of deposit will not exceed $200,000; (viii) the creation of a second mortgage securing our and G&E Healthcare REIT II Sartell MOB, LLC’s obligations under the performance of loan obligations and indemnity agreement, whereby we granted a security interest in the property to the seller and all leases, rents, issues and profits are assigned to the seller; (ix) a subordination of the seller’s security interest in the property to that of Wells Fargo; (x) an immediate acceleration of the principal balance due upon written request from the seller confirming that the seller agrees to pay any swap termination amount; and (xi) indemnifications by and among various parties regarding defaults under the loan. Additionally, the seller is responsible for any swap termination amount if the seller causes a loan default which entitles Wells Fargo to accelerate the seller’s secured loan, and we are responsible for any swap termination amount if we elect to pay the seller’s secured loan in full, such as in connection with a future sale of the property, or if we cause a loan default which entitles Wells Fargo to accelerate the seller’s secured loan.

Description of the Property

The Center for Neurosurgery and Spine property is a medical office building located on approximately 3.7 acres of land in Sartell, Minnesota. Built in 2006, the Center for Neurosurgery and Spine property consists of approximately 37,000 square feet of gross leasable area. As of April 2010, the Center for Neurosurgery and Spine property is 100% leased to Central Minnesota Neurosciences, the Center for Pain Management, Central Minnesota Center for Diagnostic Imaging and Tomark Physicians. Physician services provided at the building include Occupational and Physical Therapy, Diagnostic Imaging, Rehabilitation Care, Anesthesiology and Pain Management, and Neurosurgery and Physiatry Services.

The following table shows, as of April 2010, the effective annual rental rate per rentable square foot, lease expiration and renewal options for the major tenants of the Center for Neurosurgery and Spine property.

	Effective
	Annual Rental
	Rate Per Rentable	Lease
Tenant	Square Foot	Expiration	Renewal Options

Central Minnesota Neurosciences	$15.37	February 2016	1 Ten-Year Term
Center for Pain Management	$15.37	May 2016	1 Ten-Year Term
Central Minnesota Center for Diagnostic Imaging	$15.37	March 2016	1 Ten-Year Term
Tomark Physicians	$15.37	March 2016	1 Ten-Year Term

The Center for Neurosurgery and Spine property has a widespread service area encompassing 12 counties surrounding Sartell, Minnesota. The Center for Neurosurgery and Spine property faces competition from several other on and off-campus medical office buildings in Sartell and St. Cloud.

We believe that the Center for Neurosurgery and Spine property is suitable for its intended purpose and adequately covered by insurance, and we do not intend to make significant repairs or improvements to the Center for Neurosurgery and Spine property over the next few years. For federal income tax purposes, we estimate that the depreciable basis in the Center for Neurosurgery and Spine property will be approximately $6,418,000. For federal income tax purposes, we depreciate land improvements and buildings based upon an estimated useful life of 15 and 39 years, respectively. For 2009, the Center for Neurosurgery and Spine Property paid real estate taxes of approximately $182,000 at a rate of 4.27%.

Grubb & Ellis Equity Advisors, Property Management, Inc., or GEEA Property Management, will serve as the property manager and will provide services and receive certain fees and expense reimbursements in accordance with the compensation provisions described in our prospectus in connection with the operation and management of the Center for Neurosurgery and Spine property. Among other things, GEEA Property Management has the authority to negotiate and enter into leases of the Center for Neurosurgery and Spine property on our behalf (in substantial conformance with approved leasing parameters and the operating plan), to incur costs and expenses, to pay property operating costs and expenses from property cash flow or reserves and to require that we provide sufficient funds for the payment of operating expenses. We will pay GEEA Property Management 4.0% of the gross monthly cash receipts derived from the operations of the Center for Neurosurgery and Spine property. Other affiliates of ours may receive additional fees or other compensation as a result of the acquisition of the Center for Neurosurgery and Spine property in accordance with the compensation provisions described in our prospectus.

The following table sets forth the lease expirations of the Center for Neurosurgery and Spine property for the next ten years, including the number of tenants whose leases will expire in the applicable year, the total area in rentable square feet covered by such leases and the percentage of gross annual rent represented by such leases.

% of Gross
		Total Rentable Square	Gross Annual	Annual Rent
		Feet of	Rent of	Represented
	No. of Leases	Expiring	Expiring	by Expiring
Year	Expiring	Leases	Leases	Leases

2010	—	—	$—	—%
2011	1	3,000	$44,000	7.9%
2012	—	—	$—	—%
2013	—	—	$—	—%
2014	—	—	$—	—%
2015	—	—	$—	—%
2016	4	34,000	$518,000	92.1%
2017	—	—	$—	—%
2018	—	—	$—	—%
2019	—	—	$—	—%

The following table shows the average occupancy rate and the average effective annual rental rate per rentable square foot for the Center for Neurosurgery and Spine property for the last five years:

		Average Effective Annual
		Rental Rate per
Year	Average Occupancy Rate	Rentable Square Foot*

2005	NA — under construction	NA — under construction
2006	73%	$15.22
2007	100%	$19.54
2008	100%	$16.30
2009	100%	$15.37

*	Tenants were charged Gross Rents during the first two years of their respective leases; beginning in Year 3, rents decreased and converted to triple net.

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